EXHIBIT 99.1

TRX Gold Expects Significant Growth with Plant Expansion Nearing Completion

TRX Gold Reports Second Quarter 2024 Results

TORONTO, April 15, 2024 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) today reported its results for the second quarter of 2024 (“Q2 2024”) for the three months ended February 29, 2024. Financial results are available on the Company’s website at www.TRXgold.com.

Key highlights for Q2 2024 include:

Organic Growth

  Plant Expansion to double throughput and increase production, nearing completion: The Company expects significant growth in throughput and production following completion of the plant expansion to 2,000 tonnes per day (“tpd”). The expansion is progressing on schedule with first gold expected in early Q4 2024 (June 2024). The total capital cost of the mill expansion is expected to be approximately $6.0 million, of which approximately $4.0 million has been incurred to date. The remaining capital cost is expected to be funded from a combination of existing cash resources and cash flow from operations. Following completion of this expansion, TRX Gold will be well positioned to transition to a more cash flow generative phase in the last quarter of the year and into fiscal 2025. This milestone will allow the Company to further deploy capital that is accretive to our business, beginning with a comprehensive exploration drilling campaign, as we continue to execute on the strategy of using positive operating cash flow to fund value enhancing activities.

  New crushing circuit is now operational: The Company substantially completed construction of the new crushing circuit as an initial phase of the plant expansion project to 2,000 tpd. This will be the Company’s third successful mill expansion within the last 36 months. The expanded crushing system is now operational and is currently undergoing wet commissioning. During this commissioning phase, the crushing circuit has achieved 1,800 tpd and is ramping up towards final commissioning. The Company is finalizing some minor work on the tertiary cone crusher portion of the circuit which will improve fineness of the ore product size. Upon final commissioning, the new crushing circuit is expected to produce a finely crushed ore ‘product’ suitable for the existing and future ball mills. It is expected that the new crushing circuit will help drive increased throughput and recovery percentages and will provide increased capacity (between 3,600 to 4,800 tpd) for production, in both the near-term and for potential future expansions. It is also expected to improve options for material handling, provide equipment redundancy to eliminate or reduce plant downtime, and improve grind size allowing for more efficient, cost-effective processing of sulphide ore. Following Q2 2024, the Company began to realize the benefits of the expanded crushing system, with gold production of 2,302 ounces thus far (March 1 – April 9, 2024).

  Exploration program expected to resume in Q4 2024: The Company expects to resume an exploration program that will include diamond drilling and reverse circulation drilling within a program which includes brownfields drilling at Buckreef Main Zone (NE and SW), Eastern Porphyry, and greenfield drilling at Anfield. Exploration drilling is expected to commence during the dry season, beginning in Q4 2024.

Operational and Financial Highlights

  Strong operating cash flow year-to-date: During Q2 2024, the Company poured 4,067 ounces of gold and sold 3,951 ounces of gold at an average realized price1 of $2,026 per ounce. For the six-month period, the Company poured and sold 8,994 and 8,846 ounces of gold respectively, at an average realized price1 of $1,980 per ounce, resulting in positive operating cash flow of $6.2 million.

  Strong gross profit margins: During the quarter, the Company recognized revenue of $8.0 million, cost of sales of $4.7 million, gross profit of $3.3 million (41%), net income of $1.9 million and Adjusted EBITDA1 of $2.5 million. For the six-month period, the Company recognized revenue of $17.4 million, cost of sales of $10.4 million, gross profit of $7.0 million (40%), and Adjusted EBITDA1 of $5.2 million.

  Maintaining a strong liquidity profile: The Company continued to maintain a strong liquidity profile by managing expenditures during the quarter, while at the same time continuing to advance the plant expansion to 2,000 tpd. Q2 2024 cash was maintained at approximately $8.0 million, accounts payable of $12.8 million was slightly lower than Q1 2024 and adjusted working capital of $2.6 million was consistent with Q1 2024 levels.

  Health & Safety remains top of mind: During Q2 2024, the Company achieved zero lost time injuries (“LTI”) and achieved, for a second time, 1 million hours LTI free work.

TRX Gold’s CEO, Stephen Mullowney commented: “We knew Q2 2024 was going to be a challenging quarter, as our existing, smaller crushing system was at its limit for crushing sulphide material, and consequently, the crushed product entering the mill was inconsistent and much too large. This led to an increase in mill downtime and a longer period to mill the ore, thus lowering throughput rates. The new expanded crushing circuit directly addresses these issues. For example, in March 2024, we have already begun to see the benefits of the new crushing system with significantly higher mill utilization and throughput rates. We expect further improvements when the tertiary cone crushers come online later this month. The Buckreef Gold project continues to demonstrate robust economics through its high-margin gold production, in what seems to be an increasingly bullish gold market environment. We very much look forward to doubling plant throughput capacity to 2,000 tpd and ramping up a comprehensive exploration program later this year.”

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Q2 2024 Results Conference Call and Webcast Details

When: Thursday, April 18 at 11:00 AM EDT
Webcast URL: https://www.c-meeting.com/web3/joinTo/MP9MKT3Z8WQC2Z/0dAfe2vKx0Lso6Cz5IOz3w
Conference call numbers:
Canada/USA TF: 1-844-763-8274
International Toll: +1-647-484-8814
A replay will be made available for 30 days following the call on the Company’s website.

Figure 1: Buckreef Gold Drill Rig in Open Pit (Q2 2024)

Figure 2: Buckreef Gold new and expanded crushing circuit (Q2 2024)

Figure 3: Buckreef Gold crushed material from new crushing circuit (Q2 2024)

Figure 4: Buckreef Gold 2,000 tpd plant expansion construction (Q2 2024)

Figure 5: Buckreef Gold Tailings Storage Facility Expansion at TSF 2.2 (Q2 2024 – first lift completed and TSF is now fully operational)

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20202, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Non-IFRS Performance Measures

The company has included certain non-IFRS measures in this news release. The following non-IFRS measures should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and six months ended February 29, 2024, filed on SEDAR+ and with the Securities and Exchange Commission (“SEC”), as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2023. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information has been filed electronically on SEDAR+ and with the SEC and is available online under the Company’s profile at www.sedarplus.ca and the Company’s filings with the SEC at www.sec.gov and on our website at www.TRXgold.com.

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

	Three Months Ended February 29, 2024	Three Months Ended February 28, 2023	Six Months Ended February 29, 2024	Six Months Ended February 28, 2023
Revenue per financial statements	$7,984	$10,098	$17,388	$19,816
Revenue recognized from OCIM prepaid gold purchase agreement	(494)	(742)	(1,416)	(742)
Revenue from gold spot sales	7,490	9,356	15,972	19,074
Ounces of gold sold	3,951	5,504	8,846	11,258
Ounces of gold sold from OCIM prepaid gold purchase agreement	(254)	(434)	(780)	(434)
Ounces from gold spot sales	3,697	5,070	8,066	10,824
Average realized price (gross)	$2,021	$1,835	$1,966	$1,760
Average realized price net OCIM prepaid gold purchase agreement	$2,026	$1,845	$1,980	$1,762

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. Upon declaration of commercial production of the 1,000+ tpd processing plant in Q1 2023, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Change in fair value of derivative financial instruments;
  Accretion related to the provision for reclamation;
  Share-based compensation expense; and
  Tax adjustments related to a prior period tax assessment (2012-2020).

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three and six months ended February 29, 2024.

	Three Months Ended February 29, 2024	Three Months Ended February 28, 2023	Six Months Ended February 29, 2024	Six Months Ended February 28, 2023
Net (loss) income and comprehensive (loss) income per financial statements	1,921	(50)	1,882	5,110
Add:
Depreciation	428	294	912	487
Interest and other non-recurring expenses	445	856	918	1,041
Income tax expense	881	1,178	2,072	2,664
Change in fair value of derivative financial instruments	(1,600)	965	(1,799)	(2,400)
Share-based payment expense	403	645	1,213	1,398
Adjusted EBITDA	2,478	3,888	5,198	8,300

The Company has included “cash cost per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this news release as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled “The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa for TRX Gold” with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the prior reporting period. The MRE and economic analysis was previously conducted under the 2003 CIM Code for the Valuation of Mineral Properties which may be different than the November 2019 guidelines.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

Photos accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/0c8a171b-aa12-4cc4-ab71-67eae867a506

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1 Refer to “Non-IFRS Performance Measure” section.
2 See Forward-Looking and Cautionary Statements